Exhibit 99.1

Enlivex to Present Schedule for Sepsis, COVID-19 and Solid Cancer Programs at H.C. Wainwright’s 6th Annual Israel Conference

Nes Ziona, Israel, November 11, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage immunotherapy company, today announced that it will present the clinical development schedule for its Sepsis, COVID-19 and Solid Cancer programs during a fireside chat at H.C. Wainwright’s 6th Annual Israel Conference. See below for more details.

Conference Details:

Event: H.C. Wainwright 6th Annual Israel Conference

Format: Fireside chat (virtual)

Date & Time: Thursday November 12, 10:00 EST.

Webcast Link: https://journey.ct.events/view/016a15e6-144a-4951-9b8a-7bce37f27340

During the fireside chat, company management will provide an update on the clinical and preclinical development of AllocetraTM for the following indications:

Sepsis

•	Phase IIb trial in sepsis patients remains on track for initiation in Q4 2020.
•	This Phase IIb trial expects to enroll up to 160 patients.
•	Interim clinical results are expected in Q3 2021.

COVID-19

•	Phase II trial ongoing, interim clinical results expected by year-end 2020.
•	Approved vaccines are not expected to eliminate the need for effective COVID-19 treatments.
o	Assuming approved vaccines will have an average efficacy of 85%, expected cases of severe and critical COVID-19 are likely to be at 15% of the rate of current severe/critical cases.
o	Some of the population may choose to remain unvaccinated.
•	Positive Phase II data, if obtained, could potentially open regulatory pathways to initiate clinical trials in other indications associated with organ dysfunction and failure.

Solid Cancers

•	Additional preclinical characterization of the mechanism of action of AllocetraTM in solid cancers that have no effective therapies remains ongoing.
•	Enlivex is working to establish preclinical and clinical collaborations with leading cancer medical centers in the U.S.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs) such as sepsis and COVID-19, as well as enhancement of immune activity against solid tumors in combination with CAR-T or immune checkpoint therapies.

For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com